UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 2, 2023	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

On November 2, 2023, ChipMOS TECHNOLOGIES INC. (the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) held the 16th meeting of its 10th Board of Directors (the “Board”), at which time the following matter was resolved and public announcement was made in Taiwan regarding such resolution:

(1)
The Company's consolidated financial statements of Q3 2023.

With respect to resolution (1), the Company’s consolidated results for the nine months ended September 30, 2023 include:

- operating revenue of NT$15,630,815 thousand,

- gross profit from operations of NT$2,399,444 thousand,

- operating profit of NT$1,193,962 thousand,

- profit before income tax of NT$1,690,688 thousand,

- profit for the period of NT$1,411,443 thousand,

- profit attributable to equity holders of the Company of NT$1,411,443 thousand,

- basic earnings per share of NT$1.94; and

as of September 30, 2023,

- total assets were NT$45,077,632 thousand,

- total liabilities were NT$20,602,743 thousand,

- equity attributable to equity holders of the Company was NT$24,474,889 thousand.